EXHIBIT 12
WASTE MANAGEMENT, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Millions, Except Ratios)
(Unaudited)

	Six Months Ended
	June 30,
	2006	2005
Income before income taxes, losses in equity investments and minority interests	$758	$601

Fixed charges deducted from income:
Interest expense	274	244
Implicit interest in rents	25	25

	299	269

Earnings available for fixed charges	$1,057	$870

Interest expense	$274	$244
Capitalized interest	7	2
Implicit interest in rents	25	25

Total fixed charges	$306	$271

Ratio of earnings to fixed charges	3.5x	3.2x